Exhibit 99.1

GOLDCORP SECURES PERMIT FOR CERRO NEGRO PROJECT

Toronto Stock Exchange: G                                                                    New York Stock
Exchange: GG

VANCOUVER, Dec. 13 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) and Andean Resources Limited ("Andean") announced today the approval of the Environmental Impact Assessment by the Santa Cruz province in Argentina for the development and production of the Cerro Negro gold project, a high-grade world-class deposit located on the low-elevation Patagonian plains of southern Argentina. The permit enables Goldcorp to commence mine construction immediately following the transfer of ownership on December 30, 2010.

"The successful permitting of Cerro Negro is a positive first step in what we expect will be an efficient and straightforward construction process," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Cerro Negro's ideal physical setting and easily accessible veins will result in near-term, cash flow-accretive gold production at a relatively small capital investment.  Moreover, recent discoveries of high grade veins and extensions of existing veins form the basis for the analysis of a much larger gold production profile than originally contemplated.  We look forward to Cerro Negro's development into Goldcorp's next cornerstone gold asset."

An update to Andean's July 2010 feasibility study is currently underway that will reflect recent drilling success.  The update, which is expected to be completed at the end of the first quarter 2011, is analyzing a doubling of mill capacity to approximately 4,000 tonnes per day to process ore mined concurrently from the Eureka and Marianas vein systems. Detailed engineering and subsequent permitting amendment efforts will follow immediately afterward.

The Cerro Negro site team in Argentina continues to make good progress in advancing the project.  The decline into the high-grade Eureka vein, which will comprise the first source of mill feed upon initial production in 2013, has reached over 630 meters in length.  Upgrades to the main access road and camp expansion will commence early in 2011.  Geotechnical work for the mill and associated facilities will commence shortly.  Orders for long lead time items including the mills and crushers will be placed following the completion of the feasibility study update at the end of the first quarter of 2011.

Exploration plans for the first half of 2011 include in-fill and extension drilling of the San Marcos vein discovered in late 2009 and the two Mariana veins (Central and Norte) discovered in 2010.    Several new prospect areas with known gold mineralization have been identified within the 215 square kilometer property and testing of these new vein targets will commence in the second quarter of 2011.  An updated reserve and resource calculation for Cerro Negro will be available in early February with Goldcorp's annual reserve and resource update.

Key dates remaining under the timetable as detailed in the transaction Scheme are as follows:

•	December 16, 2010 - Record date for Andean shareholders determining election of cash and shares.
•	December 30, 2010 - Scheme implementation; consideration payable delivered to Andean shareholders.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects"  "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:57e 13-DEC-10